CUSIP NO. 22662K108

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Crimson Exploration Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

                        22662K108

(CUSIP Number)

_________

E. Joseph Grady

717 Texas Avenue, Suite 2900

Houston, Texas 77002

(Name, Address and Telephone Number of Person(s)

Authorized to Receive Notices and Communications)

         December 30, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 4 Pages

CUSIP NO. 22662K108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON E. Joseph Grady
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER: 368,209 shares
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 0 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER: 368,209 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,209 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.12% (1)
14	TYPE OF REPORTING PERSON* IN

(1) Based upon 5,787,287 shares of Common Stock outstanding as of December 31, 2008.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 4 Pages

CUSIP NO. 22662K108

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements items 4(a), 5(a), 5(b), and 5(c) contained in the Schedule 13D initially filed with the Securities and Exchange Commission on or about May 1, 2008 (the “Initial 13D”). Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial 13D. The Initial 13D is amended and supplemented as follows.

Item 4. Purpose of Transaction

(a) This Amendment No. 2 is being filed due to the vesting of a tranche of employee stock options on February 28, 2009. On February 28, 2005, the Company entered into an employment agreement and stock option agreements with the Reporting Person in conjunction with the commencement of his employment with the Company. The Reporting Person received options on February 28, 2005 to purchase 90,000 shares of Common Stock at an exercise price of $9.70 per share, options to purchase 135,000 shares of Common Stock at an exercise price of $12.50 per share and options to purchase 180,000 shares of Common Stock at an exercise price of $17.00 per share (the “$17.00 Options”). Each set of options vested and became exercisable with respect to 15% of the shares on the first anniversary of the grant date, 25% of the shares on the second anniversary of the grant date and 25% of the shares on the third anniversary of the grant date, and an additional 35% of the shares will become vested and exercisable on the fourth anniversary of the grant date, at which time each set of granted options will be fully vested and exercisable. As previously reported on Amendment No. 1 to Schedule 13D filed September 19, 2008 (“Amendment No. 1”) and in Company filings, the $17.00 Options were subsequently exchanged for 90,000 shares of unvested Common Stock pursuant to a restricted stock award. The stock option grants were initially reported on a Current Report on Form 8-K of the Company filed on March 4, 2005 and on a Form 4 of the Reporting Person filed on March 2, 2005, as well as in subsequent Company filings.

Item 5. Interest in Securities of Issuer

(a) and (b)  The Reporting Person beneficially owns 368,209 shares of Common Stock, which includes 143,209 shares of Common Stock held directly received pursuant to restricted stock awards, and options to acquire 225,000 shares of Common Stock that vested or will vest as follows: 33,750 shares on February 28, 2006, 56,250 shares on February 28, 2007, 56,250 shares on February 28, 2008 and 78,750 shares on February 28, 2009.

The Reporting Person’s current beneficial ownership represents approximately 6.12% of the shares of the Common Stock, based upon 5,787,287 shares of Common Stock issued and outstanding as of December 31, 2008, plus 225,000 shares of Common Stock which may be received upon exercise of options beneficially owned by the Reporting Person, either presently or within 60 days. The Reporting Person has sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by him.

(c) On August 1, 2008, within 60 days of filing Amendment No. 1, the Company withheld 4,125 shares of Common Stock, at a price of $12.25 to satisfy the Reporting Person’s tax withholding obligation relating to the vesting of a grant of restricted shares. Except as set forth herein the Reporting Person has not effected any transactions in shares of the Common Stock during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 17, 2009

/s/ E. Joseph Grady
E. Joseph Grady